UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                          INFORMATION TO BE INCLUDED IN
                STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                         AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. __)(1)

                    Under the Securities Exchange Act of 1934

                               MyPoints.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    62855T102
                                 (CUSIP Number)

                                 August 14, 1999
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 62855T102               SCHEDULE 13G                 Page 1 of 5 Pages
-------------------                                            -----------------


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1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
     Long Island Venture Fund, L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          N/A                                                         (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION         New York

--------------------------------------------------------------------------------

  NUMBER OF    5    SOLE VOTING POWER             1,333,333

   SHARES      -----------------------------------------------------------------

BENEFICIALLY   6    SHARED VOTING POWER           - 0 -

  OWNED BY     -----------------------------------------------------------------

    EACH       7    SOLE DISPOSITIVE POWER        1,333,333

  REPORTING    -----------------------------------------------------------------

   PERSON      8    SHARED DISPOSITIVE POWER      - 0 -

    WITH
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,333,333

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       5.1%

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON   PN

--------------------------------------------------------------------------------

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CUSIP NO. 62855T102               SCHEDULE 13G                 Page 2 of 5 Pages
-------------------                                            -----------------


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1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
     TechTransfer Island Corp.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          N/A                                                         (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION       New York

--------------------------------------------------------------------------------

  NUMBER OF    5    SOLE VOTING POWER    1,333,333

   SHARES      -----------------------------------------------------------------

BENEFICIALLY   6    SHARED VOTING POWER    - 0-

  OWNED BY     -----------------------------------------------------------------

    EACH       7    SOLE DISPOSITIVE POWER      1,333,333

  REPORTING    -----------------------------------------------------------------

   PERSON      8    SHARED DISPOSITIVE POWER   - 0 -

    WITH
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,333,333

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    5.1%

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON    CO

--------------------------------------------------------------------------------

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CUSIP NO. 62855T102               SCHEDULE 13G                 Page 3 of 5 Pages
-------------------                                            -----------------


Item 1(a).          Name of Issuer:

                    MyPoints.com, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    565 Commercial Street
                    San Francisco, CA 94111-3031

Item 2(a).          Name of Persons Filing:

                    Long Island Venture Fund, L.P.
                    TechTransfer Island Corp.

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    123 Hofstra University
                    Business Development Center, West Wing
                    Suite 225 Hempstead, N.Y. 11550-1090

Item 2(c).          Citizenship:

                    New York

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.001 per share

Item 2(e).          CUSIP Number:

                    62855T102


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

        (a) [ ]     Broker or Dealer registered under Section 15 of the Exchange
                    Act;

        (b) [ ]     Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ]     Investment   Company  registered  under  Section  8  of  the
                    Investment Company Act;

        (e) [ ]     An   Investment    Adviser   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1) (ii)(G);

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CUSIP NO. 62855T102               SCHEDULE 13G                 Page 4 of 5 Pages
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        (h) [ ]     A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

Item 4.             Ownership

                    (a) Amount Beneficially Owned:

                    Long Island Venture Fund, L.P. ("LIVF") holds directly, and has sole voting power and sole dispositive power with respect to, 1,333,333 shares of Common Stock. As the sole general partner acting on behalf of LIVF, TechTransfer Island Corp. has the sole voting power and sole dispositive power with respect to, the 1,333,333 shares of Common Stock and is also deemed to be a beneficial owner of the Common Stock.

                    (b) Percent of Class:
                              5.1%

                    (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote;
                              see item 5 of each cover page

                    (ii) shared power to vote or to direct the vote:
                              see item 6 of each cover page

                    (iii) sole power to dispose or to direct the disposition of:
                              see item 7 of each cover page

                    (iv) shared power to dispose or to direct the disposition of:
                              see item 8 of each cover page

Item 5.             Ownership of Five Percent or Less of a Class.
                              Not Applicable

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.
                              Not Applicable

Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company.
                              Not Applicable

Item 8.             Identification and Classification of Members of the Group.
                              Not Applicable

Item 9.             Notice of Dissolution of the Group.
                              Not Applicable

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CUSIP NO. 62855T102               SCHEDULE 13G                 Page 5 of 5 Pages
-------------------                                            -----------------


Item 10.            Certifications.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            LONG ISLAND VENTURE FUND, L.P.
                            By: TechTransfer Island Corp., sole general partner


                                        By:  /s/ Paul Lowell
                                             ----------------------------------
                                             Name: Paul Lowell
                                             Title: Executive Director

                            TECHTRANSFER ISLAND CORP.

                            By:    /s/ Paul Lowell
                                   --------------------------------------------
                                   Name: Paul Lowell
                                   Title: Executive Director